Exhibit 99.1

Media Release (Code: ASX: PRR; NASDAQ: PBMD)

10 July 2015

SHARE PURCHASE PLAN OFFER DOCUMENTS

Prima BioMed Ltd (“Prima” or “the Company”) is pleased to provide the attached offer documentation relating to its recently announced Share Purchase Plan (“SPP”), including a booklet which sets out the terms and conditions of the SPP (“SPP Booklet”).

The SPP is an offer to acquire up to $15,000 worth of new fully paid ordinary shares in the Company at $0.05 per share to those Prima shareholders on the share register as at 5pm (Sydney time) on the Record Date (6 July 2015) whose registered address is in Australia, New Zealand or, at the Company’s absolute discretion, another jurisdiction in which it is lawful to make the SPP offer to them without a prospectus, disclosure document, product disclosure statement or any lodgment, filing, registration or qualification, in each case, under the securities laws of that jurisdiction.

Prima wishes to advise that the SPP Booklet, together with an application form, will be mailed to eligible Prima shareholders on Monday 13 July 2015. The Company suggests eligible shareholders read the SPP Booklet promptly as the SPP is scheduled to close on 24 July 2015.

Should shareholders have any questions about how to participate in the SPP, please contact the Share Registry, BoardRoom, on 1300 737 760 (within Australia) or +61 2 9290 9600 (outside Australia).

It is important that each shareholder carefully review the SPP Booklet as well as all Company information as announced to the ASX. Shareholders should seek independent and qualified legal and/or financial advice before making an investment.

About Prima

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s original product, called CVac, is an ex vivo dendritic cell priming therapy that in May 2015 yielded favourable Phase II data in second remission ovarian cancer patients. Prima is currently seeking partners for further development of this therapy. Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is soluble LAG-3, is a T cell immunostimulatory factor for cancer chemoimmunotherapy which has completed early Phase II trials. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Stock Exchange and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

Disclaimer

The information contained in this announcement does not constitute an offer to sell securities or the solicitation of an offer to buy, or recommendation for investment in, any securities or financial products within the United States or any other jurisdiction and does not and will not form any part of any contract for the acquisition of shares in the Company. In the United States, securities may not be sold absent registration or an exemption from registration under the Securities Act. The information in this announcement is not intended as financial advice. Moreover, none of the information in this announcement is intended as a prospectus within the meaning of the applicable laws of any jurisdiction and this announcement is not directed to any person in any country in which the distribution of such information is unlawful. Moreover, you should be aware of the fact that investments in undertakings, securities or other financial instruments involve risks. Past results do not guarantee future performance. This announcement contains certain “forward-looking” statements. The words “intends”, “expected”, “proposed”, “forecast”, “target”, and “will” and other similar expressions are intended to identify forward looking statements. Forward- looking statements, opinions and estimates provided in this announcement are based on assumptions and contingencies which are subject to change without notice. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. There can be no assurance that actual outcomes will not differ materially from these statements. This dates referred to in this announcement are indicative only and subject to change. Prima reserves the right, subject to the listing rules of the ASX (ASX Listing Rules) and the Corporations Act, to alter the dates at its discretion, without prior

Prima Biomed Limited

ACN 009 237 889

2015 SHAREHOLDER SHARE PURCHASE PLAN

OFFER DOCUMENT

This non-renounceable offer (Offer) of new fully paid ordinary shares (New Shares) in the capital of Prima Biomed Limited ACN 009 237 889 (Company) is made on the terms and conditions of the Share Purchase Plan 2015 (Plan) set out in this Offer Document and the accompanying Application Form.

It is important to ensure that you read this Offer Document and accompanying Application Form in full.

You should seek independent legal and/or financial advice if you are in any doubt about the terms of this Offer or whether to accept this offer.

KEY OFFER DETAILS

Issue Price	5.00 cents ($0.05) per New Share

Minimum application amount	$1,000 per shareholder

Maximum application amount	$15,000 per shareholder

Applications can be made for parcels of shares valued at: *	A. $1,000 (20,000 New Shares)
B. $2,500 (50,000 New Shares)
C. $5,000 (100,000 New Shares)
D. $7,500 (150,000 New Shares)

E. $10,000 (200,000 New Shares)

F. $15,000 (300,000 New Shares)

Minimum and Maximum amount to be raised ^	The Company is targeting a minimum raise of $5 million and reserves the right to accept Applications up to $10 million

Proposed use of funds

At the minimum raising of $5 million the funds raised from this Offer are intended to be used to provide the Company with additional funding to commence two new clinical trials of IMP321 as outlined below and for general working capital purposes:

•    A Phase IIb chemo-immunotherapy trial of IMP321 in combination with paclitaxel to treat metastatic breast cancer in patients not eligible to receive trastuzumab (Herceptin®), and

•    A Phase I trial of IMP321 in combination with an immune checkpoint inhibitor

Funds raised in excess of this minimum raising of $5 million (up to $10 million) will also be used towards the clinical trials outlined above, to further progress the research and development programs for IMP 321 and LAG-3 in the Company’s Paris laboratory and for additional working capital.

Record Date (for determining recipients of the Offer). +	5.00pm AEST time 6 July 2015, being the last trading day before the date on which the details of the Plan were first announced to the ASX.

Closing Date. +	24 July 2015

Anticipated issue of new Shares. +	30 July 2015

Anticipated dispatch of holding statements and (if applicable) refunds. +	30 July 2015

Anticipated commencement of trading of New Shares. +	4 August 2015

*	Custodians may apply for up to $15,000 worth of New Shares in these parcels on behalf of each distinct beneficiary represented, using a Custodian Certificate as an Application for each beneficiary applying, which Custodian Certificate must be obtained from the Company’s Share Registrar. Further details are provided in section 3.3 below.
^	If the total number of New Shares applied for exceeds the targeted subscription for $5 million the Board has the absolute discretion to accept Applications from Eligible Members, in excess of $ 5 million, up to a maximum of $10 million, or scale back Applications if necessary. If a scale back occurs, the Company reserves the right to give priority to Eligible Members who have applied for New Shares on a ‘first come, first serve basis’ or in any other manner it sees fit. Should a scale back happen, an Applicant may not receive the full number of New Shares applied for under the SPP and the balance of any application monies not applied to purchase New Shares under the SPP will, if equal to $2 or more, be refunded to the Applicant, but otherwise aggregated and donated to charity. Refunds will be paid to the Applicant by cheque. No interest shall be paid on refunded application monies.
+	These dates are indicative only. The Company reserves the right to change any date without notice, including by postponing the Closing Date or closing the Offer early, or to withdraw or cancel the Offer (in which case all monies subscribed will be refunded).

All references to $ amounts in the Plan and this Offer Document are to Australian dollars.

If you wish to participate in this Plan you must apply for New Shares using the personalised Application Form accompanying this Offer Document, unless you are a custodian and wish to apply on behalf of distinct beneficiaries (see Section 3.3 below).

If any of your details on the Application Form are incorrect, please contact the Company’s Share Registrar urgently on 1300 737 760 (within Australia) or +61 2 9290 9600 (outside Australia), between Monday to Friday 9am to 5pm.

Terms and Conditions of Plan Offer

1 PARTICIPATION

Participation in the Plan is open on the same terms to all shareholders (Eligible Members) who, as at close of trading on the Record Date of 6 July 2015, are registered holders of ordinary shares in Prima Biomed Limited ACN 009 237 889 (Company) and who have an address (as recorded in the Company’s register of members) in Australia or New Zealand. Eligible Members may subscribe for amounts of $1,000, $2,500, $5,000, $7,500, $10,000 or a maximum of $15,000 worth of new fully paid ordinary shares (New Shares) in the Company at $0.05 per New Share (Issue Price) without incurring brokerage, commission, stamp duty or other transaction costs.

The Plan is established pursuant to Australian Securities and Investments Commission (ASIC) Regulatory Guide 125 and Class Order 09/425. That Class Order grants the Company relief from the requirement to prepare a prospectus for the offer of New Shares under the Plan.

Participation in the Plan is optional and by accepting the offer to purchase New Shares under the Plan, each holder agrees to be bound by the terms and conditions of the Offer and the Company’s Constitution.

The Company is targeting to raise a minimum of $5 million and will provide Eligible Members the opportunity to increase their equity holding in the Company. The Directors reserve the right in their absolute discretion to accept Applications from Eligible Members in excess of $5 million, up to a maximum of $10 million in aggregate, or to scale back Applications if necessary.

The maximum aggregate number of shares that may be issued under this Offer will be 200,000,000 at the Issue Price to raise in aggregate up to $10 million, being equivalent to approximately 11.42% of the Company’s fully paid ordinary shares currently on issue as at the date of this Offer. At the target minimum raise of $5 million this is equivalent to 5.71% of the Company’s fully paid ordinary shares currently on issue as at the date of this Offer.

If a scale back occurs, the Company reserves the right to give priority to Eligible Members who have applied for New Shares on a ‘first come, first serve basis’ or in any other manner it sees fit. Should a scale back happen, an Applicant may not receive the full number of New Shares applied for under the SPP and the balance of any application monies not applied to purchase New Shares under the SPP will, if equal to $2 or more, be refunded to the Applicant, but otherwise donated to charity. Excess subscription monies will be refunded (without interest) as soon as reasonably practicable.

The Plan is governed by the law in force in New South Wales. By accepting the offer under the Plan, a holder submits to the non-exclusive jurisdiction of the courts of New South Wales.

2 ISSUE PRICE

The New Shares are being offered at an issue price of 5 cents per share.

The Issue Price represents a 15.25% discount to the last close price of ($0.059) on 6 July 2015, and a 20% discount to the 5 day VWAP up to and including 6 July 2015 (of $0.0625).

As the Company’s share price may increase or decrease between the date the offer is made under the Plan and the date when the New Shares are allotted and issued to Applicants under the Plan, the price paid by a member for the New Shares under the Plan may be higher or lower than the share price at the time of the Offer or at the time the New Shares are issued and allotted to the Applicant.

3 ELIGIBILITY FOR PARTICIPATION

Offers made under the Plan are non-renounceable. This means that a holder cannot transfer their right to acquire New Shares under the Plan to anyone else.

New Shares subscribed for will be issued only to the registered holder to whom they are offered. Each Offer is made on the same terms and conditions.

All eligible holders receive the same offer, irrespective of the number of shares which they hold on the Record Date.

Directors and officers of the Company (and their associates) who hold shares as at the Record Date may participate in the Offer, subject to the terms and conditions set out in this Offer Document and the Application Form.

The Company will not issue New Shares to a particular Applicant unless the Company receives their respective certification described below.

3.1 Individual members

Unless a holder is a Custodian (defined below), each individual member is entitled to apply for a subscription in an amount of $1,000, $2,500, $5,000, $7,500, $10,000 or $15,000 worth of New Shares (irrespective of whether the individual member receives multiple offers under the Plan, for example, due to multiple registered holdings), subject to the individual member certifying that the total of the application moneys subscribed for the following does not exceed $15,000:

(a)	the New Shares or interest in New Shares the subject of the Application Form;

(b)	any other fully paid ordinary shares or interest in shares in the Company:

(i)	issued to that sole holder;

(ii)	which that sole holder has instructed a custodian to acquire on their behalf; or

(iii)	issued to the custodian or another custodian as a result of an instruction given by that holder to the custodian or another custodian and which resulted in the holder holding beneficial interests in the shares or interests in shares, under the Plan or any similar arrangement in the 12 months before the Application under the Plan.

By completing and submitting the personalised Application Form (referred to below) which accompanies this Offer Document (or by making payment via BPAY), a sole holder certifies the above statements in section 3.1.

3.2 Joint Holders

Unless a holder is a Custodian (defined below), if a holder is recorded with one or more other persons as the joint holder of the Company’s shares, the joint holding is considered a single registered holding for the purpose of the Plan. Joint holders are entitled to participate in respect of that single holding and may apply for a subscription in an amount of $1,000, $2,500, $5,000, $7,500, $10,000 or $15,000 worth of New Shares (irrespective of whether the holder and the other person or persons receive multiple offers under the Plan, for example, due to multiple identical registered holdings), subject to the joint holder certifying that the total of the application moneys subscribed for the following does not exceed $15,000:

(a)	the New Shares or interest in New Shares the subject of the Application Form, and

(b)	any other fully paid ordinary shares or interest in shares in the Company:

(i)	issued to that joint holder,

(ii)	which that joint holder has instructed a custodian to acquire on their behalf; or

(iii)	issued to the custodian or another custodian as a result of an instruction given by that joint holder to the custodian or another custodian and which resulted in the joint holder holding beneficial interests in the shares or interests in shares, under the Plan or any similar arrangement in the 12 months before the Application under the Plan.

By completing and submitting the personalised Application Form (referred to below) which accompanies this Offer Document (or by making payment via BPAY), a joint holder certifies the above statements in section 3.2.

3.3 Custodians and Nominees

Eligible Members who hold shares as custodian (as defined in ASIC class order CO 09/425) (Custodian) for one or more persons on the Record Date may apply for a subscription in an amount of $1,000, $2,500, $5,000, $7,500, $10,000 or $15,000 in New Shares in respect of each beneficiary*, subject to the Custodian certifying to the Company that:

(a)	either or both of the following:

(i)	that the custodian holds shares or interests in the class on behalf of one or more other persons (each a Beneficiary) that are not custodians;

(ii)	that another custodian (downstream custodian) holds beneficial interests in shares or interests in the class on behalf of one of more other persons (each a Beneficiary), and the custodian holds the shares or interests to which those beneficial interests relate on behalf of the downstream custodian or another custodian;

on the date the Offer is made to Beneficiaries and that each Beneficiary has subsequently instructed the applicable custodian or downstream custodian to apply for shares or interests on their behalf under this Plan;

(b)	the number of Beneficiaries;

(c)	the name and address of each Beneficiary;

(d)	in respect of each Beneficiary; the number of shares or interests in the class that the custodian or the downstream custodian holds on their behalf;

(e)	in respect of each Beneficiary; the number or the dollar amount of shares or interests they instructed the custodian or the downstream custodian to apply for on their behalf;

(f)	there are no Beneficiaries in respect of which the total of the application price for the following exceeds $15,000:

(i)	the shares or interests applied for by the custodian under this Plan in accordance with the instructions referred to in subparagraph (e) above; and

(ii)	any other shares or interests in the class issued to the custodian in the 12 months before the Application as a result of an instruction given by them to the custodian or the downstream custodian to apply for shares or interests on their behalf under an arrangement similar to this Plan;

(g)	that a copy of the written Offer Document was given to each Beneficiary;

(h)	the name and address of each custodian (if applicable) who holds beneficial interests in the shares or interests in the shares held by the custodian in relation to each Beneficiary.

By completing and submitting the Custodian Certificate (which is deemed to be a separate Application and Application Form submitted for each beneficiary listed on the Custodian Certificate) and the Application Form in the name of the Custodian (which accompanied this Offer Document), a Custodian certifies the above statements in section 3.3 with respect to each Beneficiary listed on the Custodian Certificate. A Custodian cannot complete Acceptance by making payment by BPAY.

If a Custodian requires more than one Custodian Certificate to provide the above information, the Custodian must contact the Company’s share registrar and make that request.

*	It is at the discretion of the Custodian whether to extend the Offer to all of their Beneficiaries.

3.4 Electronic Payment

Where a holder applies for New Shares or an interest in New Shares under the Plan and makes payment under the electronic payment facility (BPAY) offered by the Company for that payment, in making that payment the holder is representing to the Company that that the total of the application moneys subscribed for the particular Applicant following does not exceed $15,000:

(a)	the New Shares or interest in New Shares the subject of the Application Form, and

(b)	any other fully paid ordinary shares or interest in shares in the Company:

(i)	issued to that holder,

(ii)	which that holder has instructed a custodian to acquire on their behalf; or

(iii)	issued to the custodian or another custodian as a result of an instruction given by that holder to the custodian or another custodian and which resulted in the holder holding beneficial interests in the shares or interests in shares, under the Plan or any similar arrangement in the 12 months before the application under the Plan.

4 HOW TO APPLY FOR NEW SHARES

The Offer to participate in the Plan opens on 10 July 2015.

An offer to participate in the Plan may be accepted by a registered Eligible Member (Acceptance) by making payment by BPAY or by completing and returning the personalised offer and application form (Application Form) provided by the Company (or Custodian Certificate, if applicable), together with the appropriate payment for the amount to which the Acceptance relates (by cheque in Australian dollars drawn on an Australian bank made payable to “Prima Biomed Limited SPP Account”), by no later than the Offer closing date of 24 July 2015 (Closing Date). Application Forms or Custodian Certificates (if applicable) (or payments by BPAY) received after that time may not be accepted.

Acceptance includes making payment using the BPAY facility offered by Boardroom Pty. Limited (other than by Custodians), but only via your unique customer reference number as described on your personalised Application Form, by no later than the Closing Date. If Acceptance is by making payment by BPAY, the Application Form need not be returned to the Company, but the respective certifications and representations detailed in Section 3 above will be deemed to have been made. Acceptance by Custodians cannot be by BPAY. Custodians must return the Custodian’s Application Form and Custodian Certificate, together with their cheque in payment of the application moneys corresponding to the details in the Custodian Certificates.

If Acceptance (via BPAY) or one or more Application Forms are received from an Eligible Member in relation to shares with a value greater than $15,000, the Eligible Member holder will be issued with the maximum number of New Shares permitted by the Plan (subject to any scaling back by the Company in accordance with this Offer). The difference between the subscription moneys received from such member and the number of New Shares allocated to that member multiplied by the Issue Price, will be refunded to the Eligible Member by cheque, without payment of any interest, as soon as reasonably practicable following allotment of all the New Shares (except where the amount to be refunded is less than $2.00, in which case the Eligible Member acknowledges and agrees that the Company will donate the refund to a charity nominated by the Company).

By submitting the personalised Application Form which accompanies the Plan (or by making payment via BPAY), a holder:

(a)	certifies the statements in Section 3.1, 3.2 or 3.3 as applicable (and 3.4, if applicable) above;

(b)	certifies that the holder has read, accepted and agreed to comply with the Plan terms (detailed in this Offer Document) and that all the details in the Application Form are true and complete;

(c)	acknowledges that that member is an Eligible Member using the unique identifier provided on the Application Form or Custodian Certificate and that the Application is irrevocable and cannot be withdrawn.

Notwithstanding any other provision in these terms and conditions, the Board may, in its sole discretion, reject any Acceptance, Application Form or Custodian Certificate which is received from ineligible members or otherwise which:

•	is incomplete, incorrectly filled out or accompanied by a cheque which is not paid in full on first presentation; or

•	which the Board believes is completed by a person within, or a person acting for the account or benefit of a person within, another jurisdiction where, in the reasonable opinion of the Board, it would be unlawful or impractical for the Company to issue the New Shares.

If a BPAY payment is not processed, or a cheque is not cleared, through the banking system, the member’s Application will not be accepted and the member will be deemed to agree to be responsible for any dishonour fees or other costs incurred. If a cheque is dishonoured, that dishonoured cheque will not be re-presented.

Once submitted, Applications for New Shares under the Plan cannot be withdrawn or amended.

Shareholders should consult their taxation or investment advisers to clarify the financial and taxation implications for them in subscribing for shares under the Plan.

5 SCALE BACK

The target amount to be raised under the Plan is $5 million and at the Board’s discretion a maximum raise of $10 million. The Board reserves the right (in its absolute discretion) to scale back subscription applications should total demand exceed that amount.

If a scale back occurs, the Company reserves the right to give priority to Eligible Members who have applied for New Shares on a ‘first come, first serve basis’ or in any other manner it sees fit. Should a scale back happen, the balance of any application monies not applied to purchase New Shares under the SPP will, if equal to $2 or more, be refunded to the Applicant, but otherwise aggregated and donated to charity. Decisions made by the Company on any scale back will be final.

6 ISSUE OF NEW SHARES

The New Shares to be issued pursuant to the offer under the Plan will be issued as soon as reasonably practicable after the Closing Date and the Company will apply for those shares to be quoted on the ASX.

The Company will, within the period required by the ASX Listing Rules, send each participant and Custodian (whose Application Form has been accepted by the Company) a holding statement in respect of any New Shares issued to the participant under the Plan.

Shares issued under the Plan will rank equally with all existing ordinary shares in the Company and will therefore carry the same voting rights, dividend rights and other entitlements as those ordinary shares from the date of issue.

7 EXCLUDED APPLICANTS

A shareholder who alone or with its associates would obtain an interest in more than 20% of the issued voting shares of the Company may be ineligible to accept (part or all of) an offer under the Plan. The Company reserves the right to refuse an application if the Applicant (alone or with its associates) would obtain an interest in more than 20% of the issued voting shares of the Company.

In the event that an Application is adjusted, the Company will refund to the Applicant by cheque without interest the between the application monies received by the Company and application monies payable for the number of shares actually issued to the Applicant.

The New Shares are not being offered or sold to the public within New Zealand other than to existing shareholders of the Company with a registered address in New Zealand to whom the Offer of New Shares is being made in reliance on the Securities Act (Overseas Companies) Exemption Notice 2013 (New Zealand). This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Securities Act 1978 (New Zealand). This document is not an investment statement or prospectus under New Zealand law and is not required to, and may not, contain all the required information that an investment statement or prospectus under New Zealand law is required to contain.

This document may NOT be released or distributed in the United States. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any shares in the United States or to, or for the account or benefit of, any person in the United States or any other jurisdiction in which such an offer would be illegal. The shares to be offered and sold in the Plan have not been, and will not be, registered under the US Securities Act or the securities laws of any other state or jurisdiction of the United States.

8 NO SHAREHOLDER APPROVAL REQUIRED

The Company is not required to seek the approval of Shareholders in relation to the offer of New Shares under the Plan.

9 AMENDMENT OF THE PLAN

The Board may, in its absolute discretion, amend, suspend or terminate the Plan at any time (including, without limitation, by extending the Closing Date). The Company will notify ASX of any amendment, suspension or termination of the Plan, but failure to do so will not invalidate the amendment, suspension or termination. The Company may issue to any person fewer shares than subscribed for under the Plan (or none at all) if the Company believes that the issue of those shares would contravene any law or the ASX Listing Rules or the Corporations Act 2001, in which case the balance of any application monies not applied to purchase New Shares under the SPP will be refunded to the Applicant by cheque (without interest).

10 ADMINISTRATION AND DISPUTE RESOLUTION

The Company’s principal objective in administering the Plan is to facilitate maximum participation consistent with compliance with ASIC Class Order CO 09/425 and all applicable laws and efficient administrative practices.

The Company may adopt any administrative procedures it thinks appropriate (from time to time) in relation to the Plan. The Company may settle, in any manner it thinks fit, any difficulties, anomalies or disputes which may arise under or in connection with the operation of the Plan, whether generally or in relation to any participant or class of participants, the Offer, any Acceptance Form or New Shares, and the decision of the Company will be conclusive and binding on all participants and other persons to whom the determination relates.

The Company reserves the right (subject to the Corporations Act 2001 and ASIC Class Order 09/425) to waive compliance with any provision of these terms and conditions.

11 NOTICES

Notices and statements to participating shareholders may be given in any manner determined by the Company.

12 PRIVACY ACT

Chapter 2C of the Corporations Act 2001 (Cth) (the Act) requires information about shareholders (including name, address and details of the shares held) to be included in the Company’s public register. If a shareholder ceases to be a shareholder, Chapter 2C of the Act requires this information to be retained in the Company’s public register. These statutory obligations are not altered by the Privacy Act 1988 (Cth) as amended. Information is collected to administer shareholders’ security holdings.

13 NO FINANCIAL PRODUCT ADVICE

Shareholders should obtain their own advice on whether or not to participate in the Plan. The Company is not licensed to provide financial product advice in relation to the Company’s shares or any other financial products. No cooling off regime applies in respect of the acquisition of shares under the Plan (whether the regime is provided for by law or otherwise).

14 ENQUIRIES

If you have any questions about the Offer or not accept the Offer, please contact your stockbroker or professional adviser.

If you have any questions on how to complete the Application Form please contact the Company’s Share Registry on 1300 737 760 (within Australia) or +61 2 9290 9600 (outside Australia), between Monday to Friday 9am to 5pm.

Share Purchase Plan (SPP)—Application Form Prima BioMed Ltd ABN: 90 009 237 889 Record Date: 6 July 2015 Close Date: 5.00pm 24 July 2015 Issue Price: 5 cents per share A Offer Choice Indicate your choice below by marking one box only Offer A Offer B Offer C Offer D A$1,000 (20,000 A$2,500 (50,000 New A$5,000 (100,000 A$7,500 (150,000 New Shares) Shares) New Shares) New Shares) Offer E Offer F A$10,000 (200,000 A$15,000 (300,000 New Shares) New Shares) B Payment Details Payment may only be made by BPAY or cheque (or bank draft) and in Australian dollars. Cash will not be accepted and payments cannot be made at any bank. Custodians cannot make payment by BPAY. Payment Option 1—BPAY Telephone & Internet Banking—BPAY® Biller Code: 13383 Contact your bank, credit union or building society to make this payment from your cheque or savings account. Ref: More info: www.bpay.com.au ® Registered to BPAY Ltd ABN 69 079 137 518 • To pay via BPAY please contact your participating financial institution • If paying by BPAY you do not need to return the Application Form • If paying by BPAY the amount of your payment received divided by the Issue Price will be deemed to be the total number of New Shares you are applying for. If your BPAY payment is: o less than A$1,000, Prima will not issue any New Shares to you and will refund your application money to you; o greater than A$15,000, subject to scale back, Prima will issue to you the number of New Shares that would have been issued to you had you applied for the highest designated amount and will refund the excess application money to you; or o between A$1,000 and A$15,000 and is not one of the designated amounts, subject to scale back, Prima will issue you the number of New Shares that would have been issued to you had you applied for the highest designated amount that is less than the amount of your BPAY payment, and will refund the excess application money.

Payment Option 2—Cheque Record cheque details below Drawer Cheque BSB Account No. Amount A$ Number Number • Only cheques or bank drafts in Australian dollars and drawn on a bank or financial institution in Australia will be accepted. • Your cheque or bank draft must be made payable to ‘Prima BioMed Limited – SPP A/C’ and crossed ‘Not Negotiable’. • Please ensure that you submit the correct amount. Incorrect payments may result in your Application being rejected. • If paying by cheque, you must complete this Application Form and submit it together with your cheque before your Application will be accepted. C Contact Details Please provide a telephone number and contact name in case we need to contact you regarding your Application. Home telephone number Work telephone number Contact name D Applicant’s Certification and Acknowledgements By lodging this Application Form with your cheque (or bank draft) or making a BPAY payment, you certify that the total application price for the following does not exceed A$15,000: • the New Shares the subject of your Application; • any other New Shares applied for by you under the SPP; • any other New Shares issued to you under a similar arrangement in the 12 months before my/our Application; • any other New Shares you have instructed a Custodian to acquire on your behalf under the SPP; and • any other New Shares issued to a Custodian under an arrangement similar to the SPP in the 12 months before your Application as a result of an instruction given by you to the Custodian or another Custodian and which resulted in my/our holding beneficial interests in the New Shares. You also acknowledge and confirm that you have read, understood and agreed to the terms and conditions of the SPP. Prima may settle in any manner it deems appropriate, any dispute or anomalies which may arise in connection with or by reason of the operation of the SPP, whether generally or in relation to any applicant or application for New Shares. The decision of Prima will be conclusive and binding on all persons to whom the determination relates. Prima reserves the right to waive compliance with any provision of the SPP’s terms and conditions. The Directors reserve the right to withdraw the offer of New Shares under the SPP, or reduce the amount of SPP Shares that may be subscribed for under the SPP in any manner, at any time prior to the issue date. Any excess application moneys will be refunded. No interest will be paid on any refunded application money. By lodging this form with your cheque (or bank draft) or making a BPay payment, you are also deemed to have made the representations set out in section 3.1, 3.2 or 3.3 as applicable (and Section 3.4, if applicable) of Prima’s SPP booklet given to ASX on or about 10 July 2015. Unless otherwise defined, capitalised terms in this Application Form have the meanings given to them in the SPP booklet. NO SIGNATURE IS REQUIRED ON THIS FORM THIS OFFER IS NON-RENOUNCEABLE BPAY payments or Application Forms and cheques must be received no later than 5.00 pm (Sydney time) on Friday, 24 July 2015 at: MAILING ADDRESS DELIVERY ADDRESS Boardroom Pty Limited Boardroom Pty Limited GPO Box 3993 Level 12 SYDNEY NSW 2001 225 George Street SYDNEY NSW 2000 You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the SPP. E Information for Custodians If you are a Custodian as defined in ASIC Class Order CO 09/425, you must complete this Application Form and a Custodian Certificate (which must be requested from the Company’s share registrar) and submit both documents together with your cheque before your Application will be accepted. If you have not received a copy, or require an additional copy, of the Custodian Certificate, please contact Boardroom Pty Limited on +61 (0)2 9290 9600. Applications received from Custodians that are not accompanied by the Custodian Certificate will be rejected.